FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

June 25, 2008

Item 3: News Release:

A news release dated and issued on June 25, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Uranium Mobilizes Summer 2008 Exploration

Item 5: Full Description of Material Change:

Vancouver, Canada, June 25th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) has mobilized 33 field personnel to three uranium exploration projects on the northern rim of the Athabasca Basin, Saskatchewan.  One of these crews will shortly relocate to commence drill operations targeting known uranium mineralization located on the Fond du Lac Denesuline First Nation Reserve Lands.

Nolan
Ena
Dodge
Zemlak
Train
Taltson
Beaverlodge
Uranium City
GREASE RIVER PROJECT
Fond du Lac
Mudjatik
Tantato
Lake Athbasca
Stony Rapids
Black Lake
POPLAR PROJECT
FOND DU LAC PROJECT
BLACK LAKE PROJECT
ATHABASCA BASIN SANDSTONE
SUMMER EXPLORATION 2008 START-UP
Carswell
N
ATHABASCA BASIN
Legend
CanAlaska Claims
Ena Geologic Domains
Athabasca Basin Sandstone
0 10 20 30 40 50
Kilometres
CanAlaska Uranium Ltd.
Yellowcake plc
Uranium Prospects Plc
Summer work 2008
North Athabasca Basin Area, Saskatchewan
Date: June 2008
Projection: NAD83, UTM ZONE 13

The Company was informed yesterday of the issuance of a work permit by INAC (Indian and Northern Affairs Canada), with consent from the band and council of the Fond du Lac Denesuline First Nation.  This permit will allow the Company to commence exploration on the Reserve lands, and will allow for the follow-up exploration of specific geophysical targets generated from recent VTEM airborne surveys.  Drilling will initially target the area surrounding the Fond du Lac uranium deposit, as well as test for structural events and mineralization below the Athabasca unconformity.  In this region, the Athabasca unconformity is within 50 metres of surface, and uranium mineralization is reported throughout the sandstone column.

Exploration programs have also commenced at the Grease River Project, located North-East of the Fond du Lac settlement, and on the Poplar Project, located due West of Fond du Lac.

Further exploration will be staged during the summer on the Company’s Lake Athabasca Project, and following INAC permit approval, on the Black Lake Denesuline First Nation Reserve Lands.  Final approval is also being awaited for the commencement of a second drill program at the Cree East Project.

The Company is very pleased with current operations, and is fully-funded for the summer work programs, through its joint ventures and from current treasury.  In July, the Company will begin preparing additional projects for summer-fall exploration.

Peter Dasler, P.Geo. is the Technical Person responsible for reviewing the contents of this news release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$40 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of June 2008.